Exhibit 99.2

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 4 April 2005 it purchased for cancellation 230,000 of its ordinary shares at a price of 343.8804p pence per ordinary share.